Exhibit (a)(5)(M)

TRIBUNE ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

CHICAGO, May 25, 2007—Tribune Company (NYSE: TRB) today announced the preliminary results of its stock tender offer which expired at 5:00 p.m., New York City time, on Thursday, May 24, 2007. Based on the preliminary count by the depositary for the tender offer, approximately 224 million shares were tendered by shareholders, representing approximately 92 percent of the shares outstanding.

The tender offer to repurchase up to 126,000,000 shares of the company’s common stock for $34.00 per share was made pursuant to the previously disclosed merger agreement among Tribune, the Tribune Employee Stock Ownership Plan (ESOP), the ESOP’s merger subsidiary and an affiliate of Sam Zell.

Because more than 126,000,000 shares were tendered, the company will purchase shares on a pro rata basis. “Odd lots”—stock holdings of less than 100 shares—will not be prorated. The proration of shares will be based on the ratio of the number of shares properly tendered and not properly withdrawn by a shareholder to the total number of shares properly tendered and not properly withdrawn by all shareholders, other than “odd lot” holders.

The number of shares tendered is preliminary and subject to verification by the depositary. The Company will commence payment for shares purchased in the tender offer promptly upon determination of the final proration factor and in any event no later than June 5, 2007. Payment for shares purchased will be made in cash, without interest.

Merrill Lynch & Co., Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Banc of America Securities LLC served as Co-Dealer Managers for the tender offer. Innisfree M&A Incorporated served as Information Agent and Computershare Trust Company, N.A. served as the Depositary. Any questions about the tender offer may be directed to Innisfree M&A at 501 Madison Avenue, New York, NY 10022, telephone 877/825-8621 (banker and brokerage firms call collect 212/750-5833).

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Important Additional Information Regarding the Merger will be filed with the SEC:

In connection with the proposed merger transaction, Tribune Company will file a proxy statement and other documents with the Securities and Exchange Commission (the “SEC”). BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED MERGER TRANSACTION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement

(when available) and other documents filed by Tribune with the SEC at the SEC’s website at http://www.sec.gov. The definitive proxy statement and other relevant documents may also be obtained free of charge on Tribune’s website at www.tribune.com or by directing a request to Tribune Company, 435 North Michigan Avenue, Chicago, IL 60611, Attention: Investor Relations. You may also read and copy any reports, statements and other information filed by Tribune with the SEC at the SEC public reference room at 450 Fifth Street, N.W. Room 1200, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Tribune Company and its directors and executive officers may be deemed to be “participants” in the solicitation of proxies from the shareholders of Tribune in connection with the proposed merger transaction. Information about Tribune and its directors and executive officers and their ownership of Tribune common stock is set forth in the proxy statement for Tribune’s Annual Meeting of Shareholders, which Tribune is required to file with the SEC. Shareholders and investors may obtain additional information regarding the interests of Tribune Company and its directors and executive officers in the merger transaction, which may be different than those of Tribune’s shareholders generally, by reading the proxy statement and other relevant documents regarding the merger transaction, which will be filed with the SEC.

Forward-Looking Statements

This press release contains certain comments or forward-looking statements that are based largely on the company’s current expectations and are subject to certain risks, trends and uncertainties. You can identify these and other forward looking statements by the use of such words as “will,” “expect,” “plans,” “believes,” “estimates,” “intend,” “continue,” or the negative of such terms, or other comparable terminology. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Actual results could differ materially from the expectations expressed in these statements. Factors that could cause actual results to differ include risks related to the transactions being consummated; the risk that required regulatory approvals or financing might not be obtained in a timely manner, without conditions, or at all; the impact of the substantial indebtedness incurred to finance the consummation of the merger; the ability to satisfy all closing conditions in the definitive agreements; difficulties in retaining employees as a result of the merger agreement; risks of unforeseen material adverse changes to our business or operations; risks that the proposed transaction disrupts current plans, operations, and business growth initiatives; the risk associated with the outcome of any legal proceedings that may be instituted against Tribune and others following announcement of the merger agreement; and other factors described in Tribune’s publicly available reports filed with the SEC, including the most current annual 10-K report, which contain a discussion of various factors that may affect Tribune’s business or financial results. These factors, including also the ability to complete the merger, could cause actual future performance to differ materially from current expectations. Tribune is not responsible for updating the information contained in this press release beyond the published date, or for changes made to this document by wire services or Internet service providers.

TRIBUNE (NYSE:TRB) is one of the country’s top media companies, operating businesses in publishing, interactive and broadcasting. It reaches more than 80 percent of U.S. households and is the only media organization with newspapers, television stations and websites in the nation’s top three markets. In publishing, Tribune’s leading daily newspapers include the Los Angeles Times, Chicago Tribune, Newsday (Long Island, N.Y.), The Sun (Baltimore), South Florida Sun-Sentinel, Orlando Sentinel and Hartford Courant. The company’s broadcasting group operates 23 television stations, Superstation WGN on national cable, Chicago’s WGN-AM and the Chicago Cubs baseball team. Popular news and information websites complement Tribune’s print and broadcast properties and extend the company’s nationwide audience.

MEDIA CONTACTS:	INVESTOR CONTACT:
Gary Weitman	Ruthellyn Musil
312/222-3394 (office)	312/222-3787 (office)
312/222-1573 (fax)	312/222-1573 (fax)
gweitman@tribune.com	rmusil@tribune.com